CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 23, 2009

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: July 23, 2009	By	/s/ Daniel Salazar Ferrer, CFO

Industrias Bachoco Announces Second Quarter 2009 Results

Celaya, Gto., Mexico, - July 23, 2009 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, announced today its unaudited results for the second quarter and first half ended June 30, 2009. All figures have been prepared in accordance with Mexican GAAP. In line with the Mexican Accounting Principles, data is presented in nominal Mexican pesos.

Highlights:
(In millions of pesos)

	2Q-09		2Q-08	1H-09	1H-08
Net sales	Ps.	5,991.1	4,987.5	11,857.9	9,730.8
Gross profit	Ps.	1,455.4	894.6	2,557.0	1,719.9
Gross margin		24.3%	17.9%	21.6%	17.7%
Operating Income	Ps.	858.6	311.6	1,353.4	556.0
Operating margin		14.3%	6.2%	11.4%	5.7%
EBITDA	Ps.	1,019.3	460.3	1,673.6	853.7
EBITDA margin		17.0%	12.7%	14.1%	8.8%
Net majority income	Ps.	695.7	194.4	969.7	425.2
Net margin		11.6%	3.9%	8.2%	4.4%

•	The Company registered a 20.1% increase in sales when compared with the same quarter of 2008, recording its highest sales level for any given quarter.

•	Bachoco’s sales increased across all its business lines, and were particularly strong for chicken and eggs.

•	EPS for the quarter were Ps. 1.16 (US$ 1.06 per ADS) versus Ps. 0.32 (US$ 0.30 per ADS) in 2Q08.

CEO’s Comments:

Cristóbal Mondragon, Bachoco’s CEO, stated: “Even when the Mexican economy continued slowing down and is expected to record one of the worse performing quarters ever, the Company’s performance remained strong and we continued delivering positive results to our holders by taking the opportunities the industry offered.

“The poultry market showed a good balance between supply and demand, which together with our focus on properly serving our market channels, allowed us to record the highest sales level in a quarter.

“Our operating margin improved and good results in the quarter were boosted by the good operating environment, a more stable Mexican peso, and the strategies implemented by the Company, such as productivity improvements, optimizing sales mix and control of our expense.

“Furthermore, our comprehensive financial result also improved also during this quarter as a result of the restructuring of our derivatives portfolio and the maturity of most of the instruments we had in place,” concluded Mr. Mondragón.

SECOND QUARTER 2009 RESULTS

Net Sales
Net sales for the second quarter amounted to Ps. 5,991.1 million, 20.1% above the Ps. 4,987.5 million reported in 2Q08. This increase was mainly driven by higher sales in the main business lines: chicken sales rose 20.0%, while table eggs sales jumped 30.9%, and balanced feed sales increased 11.3%.

Net sales	2Q09 (%)	2Q08 (%)
Chicken	77.73	77.83
Eggs	10.21	9.36
Balanced feed	6.83	7.37
Swine	0.92	1.10
Other lines	4.31	4.34
	100.00%	100.00%

Operating Results
Bachoco’s second quarter gross margin was 24.3%, higher than the 17.9% reached in the same quarter of 2008. The increase in the gross margin is attributed to the 18.4% increase in sale prices, which was partially offset by the 10.8% increase in the cost of sales.

The Company had an operating profit of Ps. 858.6 million, compared to an operating profit of Ps. 311.6 million in the same quarter of 2008; the operating margin of 14.3% in the second quarter 2009, was above the 6.2%  margin of  the same 2008 period.

Operating expenses amounted to Ps. 596.7 million in the quarter. Even when operating expenses increased by 2.4% during the quarter, operating expenses as a percentage of sales decreased to 10.0%, when compared to the same period of 2008.

The EBITDA result was positive and amounted to Ps. 1,019.3 million, and was 121.4% above the Ps. 460.3 million recorded in the same period of 2008.

Taxes
Total taxes recognized for the second quarter were Ps. 168.6 million.

Comprehensive Financial Income (Cost)
The Company’s financial comprehensive income was Ps. 13.6 million during the quarter, compared to a financial comprehensive cost of Ps. 47.5 million reported in the same quarter last year.

Net Majority Income
Net majority income for the second quarter totaled PS. 695.7 million, or Ps. 1.16 per share (US$1.06 per ADS), compared to a net majority income of Ps. 194.4 million, or Ps. 0.32 per share (US$0.30 per ADS) reported in the same 2008 period.

RESULTS BY BUSINESS SEGMENT

Chicken
Results for the chicken business line remained strong during the second quarter. Sales of chicken products increased 20.0% as chicken prices rose 18.3% and volume grew 1.4%. During this quarter demand for chicken products was stable in the Mexican market.

Table Eggs
Sales of eggs significantly increased by 30.9% during the second quarter as egg prices rose 31.7% from the previous year, but were partially offset by a slight volume decrease of 0.6% related to the production adjustment made by the Company. Demand for egg products remained strong in the Mexican market.

Balanced Feed
During the second quarter the balanced feed business showed signs of recovery. Sales of balanced feed increased 11.3%, mainly due to an 8.9% increase in prices and a 2.3% increase in volume. This business line was strongly affected during the past quarters given the high cost of raw material prices.

Swine
Swine sales increased 0.3% from 2Q08, mainly driven by a 0.9% increase in volume, which was partially offset by a 0.6% decrease in swine prices.

Other Lines
Sales of other lines increased 19.4% when compared with same quarter of 2008; The main products sold were by-product sales, such as poultry manure.

FIRST HALF OF 2009
Net Sales
Net sales for the first half of 2009 amounted to Ps. 11,857.9 million, and were 21.9% above the Ps. 9,730.8 million reported in 1H08. The increase was mainly driven by the 24.0% increase in chicken sales, 20.2% in table eggs sales, 19.8% in swine sales and 1.7% increase in sales of balanced feed.

Net sales	1H 2009 (%)	1H 2008 (%)
Chicken	78.35	77.02
Eggs	10.21	10.35
Balanced feed	6.31	7.57
Swine	0.97	0.98
Other lines	4.16	4.08
	100.00%	100.00%

Operating Results
Bachoco’s gross margin for the first half of the year was 21.6%, higher than 17.7% in 1H08, and was mainly attributed to higher sales in all of our business lines. The Company’s operating profit was Ps. 1,353.4 million, compared to an operating profit of Ps. 556.0 million reached in the same period of 2008. EBITDA was Ps. 1,673.6 million, 96.0% more than the Ps. 853.7 million recorded in the 1H08. EBITDA margin for the first half of 2009 was 14.1%.

Taxes
Taxes for the first half of the year were Ps. 235.7 million.

Net Majority Income
Net majority income for the first half of the year was Ps. 969.7 million, or Ps. 1.62 per share (US$1.47 per ADS), compared to net income of Ps. 425.2 million, or Ps. 0.71 per share (US$0.65 per ADS) reported in the same 2008 period.

Balance Sheet
Liquidity is solid with cash and cash equivalents amounting to Ps. 2,802.4 million as of June 30, 2009. The total debt outstanding was Ps. 640.2 million as of June 30, 2009.

Capital Expenditures
CAPEX during the first half of 2009 amounted to Ps. 223.0 million, and was entirely financed with internally generated resources.

Exhibits:
A.- Consolidated Balanced Sheets
B.- Consolidated Statement of Income
C.- Consolidated Statement Cash Flow
D.- Derivatives Position Report

Company Description
Industrias Bachoco S.A.B. de C.V. (also referred to in this report as Bachoco or the Company) is the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are: chicken, eggs, and balanced feed, among others. The Company is also present in other businesses like swine, beef, margarine and turkey in Mexico. The Company’s headquarters are in Celaya, Guanajuato, located in Mexico’s central region. For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.

Exhibit A: Consolidated Balance Sheets

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

	U.S.D.	Mexican Pesos
	2009(1)	2009(2)		2008(2)
		As of June 30,		As of June 30,
ASSETS
Current assets
Cash and cash equivalents	$213	Ps	2,802	Ps	2,879
Total accounts receivable	103		1,353		1,283
Inventories	307		4,039		4,473
Other current assets	15		202		-
Total current assets	638		8,396		8,634
Net property, plant and equipment	806		10,620		10,637
Other non current assets	26		336		374
TOTAL ASSETS	$1,469	Ps	19,352	Ps	19,645

LIABILITIES
Current liabilities
Notes payable to banks	31		405		67
Accounts payable	96		1,261		1,348
Other taxes payable and other accruals	38		507		611
Total current liabilities	165		2,172		2,025
Long-term debt	18		236		73
Labor obligations	7		91		56
Deferred income taxes and others	155		2,047		1,938
Total long-term liabilities	180		2,374		2,066
TOTAL LIABILITIES	$345	Ps	4,546	Ps	4,091
STOCKHOLDERS' EQUITY
Majority stockholder's equity:
Capital stock	174		2,295		2,295
Paid-in capital	57		744		660
Reserve for repurchase of shares	12		159		244
Retained earnings	804		10,591		11,418
Net majority income of the year	74		970		425
Deficit from restatement of stockholder's equity	-		-		-
Derivate financial instruments	-		-		469
Total majority stockholder's equity	1,121		14,759		15,510
Minority interest	4		47		44
TOTAL STOCKHOLDERS' EQUITY	1,124		14,807		15,554
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,469	Ps	19,352	Ps	19,645
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.17 as of June 30, 2009
(2) Millions of Mexican nominal pesos

Exhibit B: Consolidated Statement of Income

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income
-unaudited-

	SECOND QUARTER					FIRST HALF
	U.S.D.	Mexican Pesos				U.S.D.		Mexican Pesos
	2009(1)	2009(2)		2008(2)		2009(1)		2009(2)		2008(2)

Net sales	$455	Ps	5,991	Ps	4,987	US	900	Ps	11,858	Ps	9,731
Cost of sales	344		4,536		4,093		706		9,301		8,011
Gross profit (loss)	111		1,455		895		194		2,557		1,720
Selling, general and administrative expenses	45		597		583		91		1,204		1,164
Operating income (loss)	65		859		312		103		1,353		556
Comprehensive financing (cost) income	1		14		(47)		(8)		(106)		(17)
Interest income	2		23		31		6		73		98
Interest expense and financing expenses	(2)		(21)		(49)		(3)		(44)		(70)
Foreign exchange gain (loss), net	(2)		(23)		(30)		(1)		(18)		(45)
Other financial income (expense) net	3		35		-		(9)		(117)		-
Other income (expense) net	(0)		(3)		(14)		(3)		(35)		6
Income before income tax, asset tax	66		869		250		92		1,212		545
Total income taxes	13		169		54		18		236		117
Income tax, asset tax	2		28		24		4		51		127
Deferred income taxes	11		141		30		14		184		(9)
Net income	$53	Ps	700	Ps	196		74		976		428
Minority net income	0		5		2		0		6		2
Majority net income	53		696		194		74		970		425
weighted average shares outstanding (in thousands)	599,891		599,891		600,000		599,918		599,918		600,000
Net majority Income per share (in U.S.D per ADS)	1.06		1.16		0.32		1.47		1.62		0.71
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.17 as of June 30, 2009
(2) Millions of Mexican nominal pesos

Exhibit C: Consolidated Statement of Cash Flows

Industrias Bachoco, S.A.B. de C.V.
Consolidated Statement of Cash Flows

	U.S.D.	As of June 30,
	2009(1)	2009(2)		2008(2)

NET MAJORITY INCOME BEFORE INCOME TAX	$92	Ps.	1,212	Ps.	545
ITEMS THAT DO NOT REQUIRE CASH:	(20)		(262)		(142)
Other Items	(20)		(262)		(142)
ITEMS RELATING TO INVESTING ACTIVITIES:	22		296		291
Depreciation and others	24		320		298
Income (loss) on sale of plant and equipment	(1)		(17)		(4)
Other Items	(0)		(6)		(2)
ITEMS RELATING TO FINANCING ACTIVITIES:	9		117		168
Interest income (expense)	3		44		70
Other Items	6		73		98

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	$104	Ps.	1,364	Ps.	862

CASH GENERATED OR USED IN THE OPERATION	1		16		(72)

Decrease (increase) in accounts receivable	11		145		88
Decrease (increase) in inventories	82		1,079		(89)
Increase (decrease) in accounts payable	(55)		(722)		183
Income taxes paid	(37)		(487)		(254)

NET CASH FLOW FROM FINANCING ACTIVITIES	$105	Ps.	1,380	Ps.	790

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	(24)		(320)		(612)
Acquisition of property, plant and equipment	(17)		(223)		(686)
Proceeds from sales of property plant and equipment	(1)		(11)		38
Other Items	(7)		(87)		36

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	$80	Ps.	1,059	Ps.	178

FINANCING ACTIVITIES

Net cash provided by financing activities:	(17)		(229)		(339)
Proceeds from loans	45		588		123
Principal payments on loans	(44)		(573)		(94)
Dividends paid	(9)		(125)		(118)
Other items	(9)		(119)		(251)

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	63		830		(161)

CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	150		1,972		3,040

CASH AND INVESTMENTS AT END OF PERIOD	$213	Ps.	2,802	Ps.	2,879

(1) For reference, in millions of U.S. dollars using an exchange rate of $13.17 as of June 30, 2009
(2) Millions of Mexican nominal pesos

Exhibit D: Derivatives Position Report

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of June 30, 2009
Table 1

Type of Financial Instrument	Objective of	Notional	Value of the Related Commodity		Reasonable Value				Amounts	Guaranties
	The instrument		2Q-2009	1Q-2009		2Q-2009		1Q-2009	Due by Year	Required
Forwards, knock out forwards,	Hedge and	$579,480	$13.17	$14.21	-$	74,408	-$	440,456
puts and buying and selling	negotiation
TARNS of USD under different
amounts and conditions*
Corn Futures and	Hedge	$279,352	Corn of Sep and Dec, $3.5450 and	Corn: $4.0475 USD/per bushel	-$	22,565	-$	4,202
soybean meal Futures**			$3.6725 USD/bushel respectively.	for May.
			Soybean meal of Aug and Sep	Soybean meal: $295.3 USD/ton						The deals
			$374.30 and $339.30 USD/ton.	for May.						consider the
Options for corn***	Hedge	$17,569	Corn: $3.5450 USD/ per bushel	Corn: $4.0475, $4.1475, $4.240		$84		$992	2009	possibility of
	and negotiation		for Sep and $3.6725 for	and $4.3575 USD/per busherl for						margin calls but
			December.	May, Jul, Sep and Dec						not another kind
				respectively.						of guaranty
Options for soybean meal****	Hedge	$51,292	Soybean meal: $374.30 USD/per	Soybean meal: $295.3, $291.6,		$7,044	-$	534
	and negotiation		ton for Aug and $314.3 and	$285.3 and $265.4 USD/ton
			$306.30 USD/ton for	for May, Jul, Aug and Oct
			Oct and Dec respectively	respectively.
* None of the financial instruments exceed 5% of total assets as of June 30, 2009
* The 52.3% of the instruments will be due in 2009 and the rest during the first half of 2010.
** All the instruments will be due in 2009
*** All the instruments will be due in 2009
**** All the instruments will be due in 2009
A negative value means an unfavorable effect for the Company

Industrias Bachoco, S.A.B. de C.V.
Thousand of Mexican Pesos, as of June 30, 2009
Table 2

Kind of Financial Instrument	Reasonable		Value of the Related Commodity			Effect on the	Effect on the
	Value As of		/reference value			Income	Cash Flow*****
	March 31		3%	5%	10%	Statement		3%		5%		10%
Forwards, knock out forwards,	-$	74,408	$13.57	$13.83	$14.49	Direct	-$	60,008	-$	50,648	-$	95,740
puts and buying and selling
TARNS of USD under different
amounts and conditions*
			10%	15%	20%			10%		15%		20%
Corn Futures and	-$	22,565	$3.19	$3.01	$2.84		-$	48,243	-$	61,083	-$	73,922
soybean meal Futures**			$336.87	$318.16	$299.44

Options for corn***		$84	$3.19	$3.01	$2.84	The effect will	-$	368	-$	594	-$	820
						materialize as
						the inventory is
						consumed.

Options for soybean meal****		$7,044	$336.87	$318.16	$299.44		-$	16	-$	3,547	-$	7,077
* The reference value is the exchange rate of the Mexican peso and USD, $13.17 pesos per USD as of June 30 of 2009.
** The reference value is the future in USD per bushel, here referenced to corn, $3.5450 for September and $374.3 USD/ton for August for Soybean meal.
*** The reference value is the future in USD per bushel, here referenced to corn for September 2009.
**** The reference value is the future in USD per ton, here referenced to Soybean meal for August 2009.
***** The company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
A negative value means an unfavorable effect for the Company.